SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 4, 2006

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and six months ended June 30, 2006

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (SEC) on April 28, 2006.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as operating profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, US GAAP. Furthermore, EBITDA is not a measurement of our financial performance under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP.

We believe EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Business and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Holdings Limited (the “Company” or together with its subsidiaries, the “Group”) for the three and six months ended June 30, 2006. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRIC interpretations issued and effective at the time of this report. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Headquartered in London, Inmarsat has more than twenty-seven years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. The Group’s revenues, operating profit and EBITDA under IFRS for the three months ended June 30, 2006 were US$124.2 million, US$46.4 million and US$82.4 million, respectively (June 30, 2005: US$126.2 million, US$63.1 million, US$88.3 million respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Key Operational Developments

The Group’s new Broadband Global Area Network (“BGAN”) service was commercially launched in South America in April 2006 and North America in May 2006. This means that the service is now available across approximately 85% of the world’s landmass, covering approximately 98% of the world’s population.

In May 2006, the Group completed de-orbiting the Inmarsat-2 F-3 satellite, in line with expectations. This is a normal procedure at the end of a satellite’s life. All traffic had earlier successfully migrated to one of the Inmarsat-3 satellites. The de-orbited satellite was launched in December 1991 and its operational life far exceeded its design life of ten years. There were no incremental costs associated with de-orbiting this satellite, nor any asset impairment provision.

Restructuring programme

In January 2006 the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme and redundancy and other restructuring costs of US$6.8 million were recognized as an expense for the three months ended March 31, 2006. The majority of the restructuring costs have now been paid with a provision of US$2.2 million remaining on the balance sheet at June 30, 2006.

Additional Non –Executive Director

On May 9, 2006 Ms Kathleen Flaherty was appointed as an independent non-executive director of Inmarsat plc (the ultimate parent company). Ms Flaherty has also been appointed a member of its Remuneration Committee. Her previous experience includes acting as Chief Marketing Officer of AT&T; President and Chief Operating Officer of Winstar International; Senior Vice President of Global Product Architecture for MCI Communications Inc and Marketing Director for National Business Communications at BT plc.

Auditors

After many years’ service from PricewaterhouseCoopers LLP and its predecessor firms, the Board of Directors and the Audit Committee decided during the first half of 2006 that it would be appropriate to carry out a competitive tender process for the statutory audit of the Group. This process took place during the period, following which, the Board of Directors and the Audit Committee resolved to appoint Deloitte & Touche LLP (“Deloitte”) to this position. Deloitte will perform the statutory audit for the year ending December 31, 2006. A resolution proposing their appointment by shareholders will be put to the Annual General Meeting in 2007.

Restatement of 2005 results

The results for 2005 have been restated in accordance with IFRS as adopted by the EU following the Group’s adoption of IFRS in reporting its annual results for the year ended December 31, 2005. See note 6 for discussion of differences.

Revenues

Revenues for the three months ended June 30, 2006 were US$124.2 million, a decrease of US$2.0 million, or 1.6%, compared with the three months ended June 30, 2005. Revenues excluding subsidiaries disposed of during 2005 increased by 2.0%, from US$121.8 million to US$124.2 million. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Revenues
Maritime sector:
Voice services	25.5	25.4	50.2	52.0
Data services	46.5	42.5	90.8	82.1

Total maritime sector	72.0	67.9	141.0	134.1
Land sector:
Voice services	5.0	5.8	10.7	12.4
Data services	24.6	24.9	49.0	53.4

Total land sector	29.6	30.7	59.7	65.8
Aeronautical sector	7.4	5.2	14.4	10.6
Leasing (incl. navigation)	13.5	16.5	27.3	31.0

Total mobile satellite communication services	122.5	120.3	242.4	241.5
Subsidiary revenues	—	4.4	—	8.8
Other income	1.7	1.5	3.5	3.3

Total revenue	124.2	126.2	245.9	253.6

	As at June 30,
	2006	2005
Active terminals(1)
Maritime	128.5	118.3
Land	73.7	71.9
Aeronautical	7.2	6.4

Total active terminals	209.4	196.6

(1)	Active terminals are terminals registered as at June 30 that have been used to access services at any time during the preceding twelve-month period.

        During the three months ended June 30, 2006, revenues from mobile satellite communication services were US$122.5 million, an increase of US$2.2 million, or 2%, compared with the three months ended June 30, 2005. Growth has been strong in the maritime data and aeronautical sectors, as a result of continued success in the newer services such as Fleet and Swift64; however this growth has been offset by the continued decline in land services. The maritime, land, aeronautical and leasing sectors accounted for 59%, 24%, 6% and 11% of total revenues from mobile satellite communication services respectively during the three months ended June 30, 2006. Active terminals have increased by 7% between June 30, 2005 and June 30, 2006.

Revenues from mobile satellite services in the three months ended 30 June 2005 included a license fee from the Japanese Civil Aviation Board (“JCAB”) of US$2.1 million. Growth in revenues from mobile satellite services excluding this item was US$4.3 million or 3.6%.

Maritime Sector. During the three months ended June 30, 2006, revenues from the maritime sector were US$72.0 million, an increase of US$4.1 million, or 6%, compared with the three months ended June 30, 2005. This principally reflects an increase in data revenue while voice revenue was in line with the previous period. Revenues from data services in the maritime sector during the three months ended June 30, 2006 were US$46.5 million, an increase of US$4.0 million, or 9%, compared with the three months ended June 30, 2005. The increase in revenues from data services reflects greater demand, as a result of the continued take-up and strong usage of our Fleet services. Demand for Fleet terminals has also been driven by growth in the global shipping fleet new-build market Revenues from voice services in the maritime sector during the three months ended June 30, 2006 were US$25.5 million, in line with the three months ended June 30, 2005. Historically our voice revenues for the maritime sector have been affected by the migration of users from our higher-priced analogue service to our lower priced digital services and to a lesser extent by competition. This has been offset by growth in both our newer Fleet service and various promotions we have initiated to respond to increased competition in certain of our established services.

Land Sector. In the three months ended June 30, 2006, revenues from the land sector were US$29.6 million, a decrease of US$1.1 million, or 4%, compared with the three months ended June 30, 2005. Revenues from data services in the land sector during the six months ended June 30, 2006 were US$24.6 million, a decrease of US$0.3 million, or 1%, compared with the three months ended June 30, 2005. The decrease is a result of the decline in GAN high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT. These reductions were partially offset by strong demand and usage of R-BGAN across the Inmarsat-4 F1 and F2 satellite footprints and by growing traffic from the new BGAN service. Revenues from voice services in the land sector during the three months ended June 30, 2006 were US$5.0 million, a decrease of US$0.8 million, or 14%, compared with the three months ended June 30, 2005. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for the mini-M and Large Antennae mini-M services, from operators of hand-held satellite telephones who offer lower priced voice services.

Aeronautical Sector. During the three months ended June 30, 2006, revenues from the aeronautical sector were US$7.4 million, an increase of US$2.2 million, or 42%, compared with the three months ended June 30, 2005. The increase continues to be attributed primarily to the Swift64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended June 30, 2006, revenues from leasing were US$13.5 million, a decrease of US$3.0 million, or 18%, compared with the three months ended June 30, 2005 as a result of a one-off US$2.1 million of revenue from the Japanese Civil Aviation Board recognized in the three months ended June 30, 2005. The number and value of leasing contracts in place at any one time can vary from period to period giving rise to variations in the level of leasing revenues. Following a number of recent contract signatures, we remain confident regarding the outlook in this sector.

Subsidiary revenues. Following the disposal of Invsat Limited and Rydex Corporation Limited in September 2005 and October 2005 respectively, subsidiary revenues were US$nil for the three months ended June 30, 2006, compared to US$4.4 million in the three months ended June 30, 2005.

Other income. Other income was US$1.7 million for the three months ended June 30, 2006 and in line with the three months ended June 30, 2005. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for satellite tracking and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals.

Seasonality. Revenues are impacted by volume discounts that increase over the course of the financial year. There are lower discount levels in early quarters representing the minimum annual discount and higher discount levels in later quarters, as distribution partners meet specific volume thresholds, resulting in lower prices beyond the level of the minimum annual discount. Additionally, in 2006 and future years, the total amount of volume discounts will be affected by the takeover of Xantic by Stratos which serves to increase the amount of revenues attributed to a single distribution partner.

Net operating costs

Net operating costs in the three months ended June 30, 2006 were US$41.8 million, an increase of US$3.9 million or 10.3% compared to the three months ended June 30, 2005. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Employee benefits costs	(20.5)	(22.5)	(41.4)	(44.4)
Restructuring costs including termination benefits	—	—	(6.8)	—
Network and satellite operations costs	(8.1)	(9.4)	(15.0)	(24.0)
Other operating costs	(16.2)	(13.1)	(26.6)	(28.0)
Work performed by the Group and capitalized	3.0	7.1	6.8	14.0

Total net operating costs	(41.8)	(37.9)	(83.0)	(82.4)

Employee benefits costs

Employee benefits costs during the three months ended June 30, 2006 were US$20.5 million, a decrease of US$2.0 million, or 8.9% compared with the three months ended June 30, 2005. This is mainly the result of a reduction in subsidiary employee benefits costs of US$1.5 million following the disposal of Invsat Limited and Rydex Corporation Limited in September 2005 and October 2005 respectively. The remainder of the decrease can primarily be attributed to the headcount reduction arising from the restructuring process announced in January 2006. Total full-time equivalent headcount at June 30, 2006 was 381, compared to 404 (excluding subsidiaries) at June 30, 2005.

Network and satellite operations costs

Network and satellite operations costs during the three months ended June 30, 2006 were US$8.1 million compared to US$9.4 million during the three months ended June 30, 2005. In the three months ended June 30, 2005 the Group incurred net costs for leasing satellite capacity from Thuraya of US$2.9 million. No such costs were incurred in 2006 as the R-BGAN service had been transferred to the Inmarsat-4 satellites. However this reduction was offset in part by the incurrence of additional warranty and other operational costs relating to our Inmarsat-4 ground infrastructure that were not incurred to the same extent in 2005.

Other operating costs

Other operating costs during the three months ended June 30, 2006 were US$16.2 million, an increase of US$3.1 million, or 23.7%, compared with the three months ended June 30, 2005.

Costs in the three months ended June 30, 2006 include an amount of US$2.7 million which is non-cash and non-recurring in nature, as it reflects an adjustment to record the costs of the operating lease payments on the Group’s London headquarters on a straight-line basis for the full year 2005 and the three months ended March 31, 2006. This accounting treatment is considered more appropriate than the previous practice of recording lease costs as incurred, and is also adopted for the three months ended June 30, 2006. It is however considered not material for restatement of prior year amounts. Excluding the one-off adjustment discussed above, the impact of the new treatment is to increase lease costs in the three months ended June 30, 2006 by US$0.5 million compared to the reported amount for the three months ended June 30, 2005.

In the three months ended June 30, 2005, the Group incurred subsidiary operating costs of US$2.9 million. Following the disposal of these operations in the second half of 2005, no such costs were incurred in the three months ended June 30, 2006. Additionally, in the three months ended June 30, 2005, the Group recorded an exchange gain of US$3.5 million offset against other operating costs (2006: US$0.3 million exchange loss).

Work performed by the Group and capitalized

Own work capitalized during the three months ended June 30, 2006 was US$3.0 million, a decrease of US$4.1 million, or 57.7%, compared with the three months ended June 30, 2005. Capitalizable expenditure has decreased following the successful launches of the two Inmarsat-4 satellites, and commencement of the BGAN service over these.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended June 30, 2006 was US$82.4 million, a decrease of US$5.9 million, or 6.7%, compared with the three months ended June 30, 2005. EBITDA margin has decreased to 66.3% for the three months ended June 30, 2006 compared to 70.0% for the three months ended June 30, 2005.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Profit for the period	16.6	19.9	31.4	42.5
Add back:
Income tax expense	9.2	10.8	16.2	22.4
Net interest payable	20.6	32.4	40.0	56.6
Depreciation and amortization	36.0	25.2	75.3	49.7

EBITDA	82.4	88.3	162.9	171.2

Impact of disposal of subsidiaries

In September 2005 and October 2005 the Group disposed of its interests in Invsat Limited and Rydex Corporation Limited respectively. These businesses contributed the following amounts to the results for the three and six months ended June 30, 2005 and 2006:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Revenue	—	4.4	—	8.8
Employee benefits costs	—	(1.5)	—	(3.1)
Other operating costs	—	(2.9)	—	(5.7)

EBITDA	—	—	—	—

Depreciation and amortization

During the three months ended June 30, 2006, depreciation and amortization was US$36.0 million, an increase of US$10.8 million, or 42.9%, compared with the three months ended June 30, 2005. The increase relates to the additional depreciation on both the first (from June 2005) and second (from February 2006) Inmarsat-4 satellites following commencement of commercial service, in addition to various elements of the associated ground infrastructure that are also now being depreciated.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended June 30, 2006 was US$46.4 million, a decrease of US$16.7 million, or 26.5%, compared with the three months ended June 30, 2005, the majority of which is accounted for by the higher depreciation charge.

Net interest payable

Interest payable for the three months ended June 30, 2006 was US$24.1 million, a decrease of US$38.4 million compared with the three months ended June 30, 2005. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group has restructured its debt facilities and made significant debt repayments. As a result interest costs have been reduced substantially. See “Liquidity and capital resources”.

Interest receivable for the three months ended June 30, 2006 was US$3.5 million, a decrease of US$26.6 million compared with the three months ended June 30, 2005. The decrease principally relates to an unrealized foreign exchange gain on the revaluation of Euro-denominated Subordinated Preference Certificates (repaid in June 2005) of US$39.3 million recognized in 2005. See “Liquidity and capital resources”.

Profit before tax

During the three months ended June 30, 2006, profit before tax was US$25.8 million, a decrease of US$4.9 million compared with the three months ended June 30, 2005 with higher depreciation charges offset in part by lower net interest costs following the favorable restructuring of the Group’s debt portfolio.

Income tax expense

The tax charge for the three months ended June 30, 2006 was US$9.2 million, compared to US$10.8 million for the three months ended June 30, 2005. The decrease in the tax charge is largely driven by a decrease in profit.

Liquidity and capital resources

Following the London Stock Exchange listing on 22 June 2005 of Inmarsat plc (the ultimate parent company) and the related transactions, the Group’s indebtedness and debt service obligations had decreased significantly.

The Group had net borrowings at June 30, 2006 of US$912.2 million primarily comprising Senior Credit Facility drawings of US$250.0 million, Senior Notes of US$256.8 million (net of US$53.6 million Senior Notes purchased by the Group), Senior Discount Notes of US$349.5 million and deferred satellite payments of US$64.8 million, net of cash and cash equivalents and short-term deposits of US$15.0 million. See note 5. The total borrowings figures given in note 5 can be reconciled to the net borrowings figure above as follows:

	As at June 30, 2006	As at December 31, 2005
	(US$ in millions)
Total Borrowings	927.2	941.8
Cash and cash equivalents	(15.0)	(35.3)

Net Borrowings	912.2	906.5

During the three months ended June 30, 2006, the Group’s subsidiary, Inmarsat Investments Limited purchased US$33.6 million of the 7 5/8% Senior Notes 2012 issued by the Group’s subsidiary, Inmarsat Finance plc. This is in addition to the US$20.0 million of these Senior Notes purchased between December 2005 and March 2006. As at June 30, 2006 the Company had acquired 17% of the aggregate principal amount of Senior Notes outstanding.

Net cash from operating activities during the three months ended June 30, 2006 was US$75.2 million compared to US$89.5 million during the three months ended June 30, 2005. The decrease relates to a reduction of US$6.8 million in interest income and movements in working capital.

Net cash used in investing activities during the three months ended June 30, 2006 was US$10.8 million compared with US$28.5 million generated from investing activities for the three months ended June 30, 2005, reflecting the Group’s continued capital expenditure for the construction of the Group’s Inmarsat-4 satellites and associated ground infrastructure.

Net cash used in financing activities during the three months ended June 30, 2006 was US$88.8 million compared to US$192.4 million during the three months ended June 30, 2005. During the three months ended June 30, 2006 the Group purchased US$33.6 million of Senior Notes and paid US$5.4 million of interest costs on Senior Notes and Facilities, a decrease of US$6.7 million on 2005 as a result of the lower levels of debt as discussed above. The Group also paid a dividend of US$49.8 million to Inmarsat plc.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Recent Events

In July 2006, the Group signed OnAir as its first SwiftBroadband distribution partner to deliver GSM, SMS, GPRS and internet services to short and long haul airline passengers. This service is expected to commence in 2007 with trials already announced with Air France, TAP and bmi in Europe. OnAir is a joint venture between SITA and Airbus.

The Board intends to declare and pay an interim dividend of 10.66 cents (US dollars) per ordinary share to Inmarsat plc on October 27, 2006. Dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment. This dividend has not been recognised as a liability as at June 30, 2006.

Subsequent to June 30, 2006 there have been no other material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Revenue	124.2	126.2	245.9	253.6
Employee benefits costs	(20.5)	(22.5)	(41.4)	(44.4)
Restructuring costs including termination benefits	—	—	(6.8)	—
Network and satellite operations costs	(8.1)	(9.4)	(15.0)	(24.0)
Other operating costs	(16.2)	(13.1)	(26.6)	(28.0)
Work performed by the Group and capitalized	3.0	7.1	6.8	14.0
Depreciation and amortization	(36.0)	(25.2)	(75.3)	(49.7)

Operating profit	46.4	63.1	87.6	121.5
Interest receivable and similar income	3.5	30.1	4.5	47.8
Interest payable and similar charges	(24.1)	(62.5)	(44.5)	(104.4)

Net interest payable	(20.6)	(32.4)	(40.0)	(56.6)

Profit before income tax	25.8	30.7	47.6	64.9
Income tax expense	(9.2)	(10.8)	(16.2)	(22.4)

Profit for the period	16.6	19.9	31.4	42.5

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Profit for the period	16.6	19.9	31.4	42.5
Movement in cash flow hedge reserve	5.1	(12.7)	7.4	(10.0)
Movement in cumulative translation reserve	—	0.6	—	(0.3)
Actuarial gains and (losses) from pension and post-retirement healthcare benefits	7.1	(0.6)	7.1	(0.6)
Deferred tax on actuarial gains and (losses) from pension and post-retirement healthcare benefits	(2.1)	0.2	(2.1)	0.2

Total recognized income for the period	26.7	7.4	43.8	31.8

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)

	As at June 30, 2006	As at December 31, 2005
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,294.4	1,319.1
Intangible assets	521.2	524.5
Derivative financial instruments	1.9	—

	1,817.5	1,843.6

Current assets
Cash and cash equivalents	15.0	35.3
Trade and other receivables	159.0	147.8
Inventories	0.4	0.3
Derivative financial instruments	6.1	2.3

	180.5	185.7

Total assets	1,998.0	2,029.3

Liabilities
Current liabilities
Trade and other payables	142.7	170.0
Borrowings	36.8	11.3
Provisions	2.6	0.4
Current income tax liabilities	23.1	23.0
Derivative financial instruments	0.4	3.6

	205.6	208.3

Non-current liabilities
Other payables	33.4	33.8
Borrowings	870.3	908.9
Provisions	34.7	37.6
Deferred income tax liabilities	173.3	157.6
Derivative financial instruments	0.4	0.3

	1,112.1	1,138.2

Total liabilities	1,317.7	1,346.5

Net assets	680.3	682.8

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	350.5	341.4
Accumulated losses	(16.7)	(5.1)

Total shareholders’ equity	680.3	682.8

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Cash flow from operating activities
Cash generated from operations	74.8	82.2	133.7	142.5
Interest received	0.6	7.4	1.4	9.0
Income taxes paid	(0.2)	(0.1)	(0.4)	(0.1)

Net cash inflow from operating activities	75.2	89.5	134.7	151.4

Cash flow from investing activities
Purchase of property, plant and equipment	(10.8)	(27.8)	(40.6)	(87.7)
Short-term deposits	—	(0.7)	—	151.0

Net cash (used in)/provided by investing activities	(10.8)	(28.5)	(40.6)	63.3

Cash flow from financing activities
Dividends paid	(49.8)	—	(49.8)	—
Purchase of Senior Notes	(33.6)	—	(43.6)	—
Interest paid on Senior Notes and Facilities	(5.4)	(12.1)	(20.4)	(41.2)
Repayments of previous Senior Credit Facility	—	(737.5)	—	(737.5)
Repayment of Subordinated Preference Certificates	—	(329.4)	—	(334.6)
Capital contribution from Inmarsat plc	—	330.0	—	330.0
Net proceeds from issue of ordinary shares	—	311.9	—	311.9
Net proceeds from new Senior Credit Facility	—	244.8	—	244.8
Arrangement costs of Senior Notes	—	—	—	(0.8)
Finance lease interest paid	—	(0.1)	—	(0.1)

Net cash used in financing activities	(88.8)	(192.4)	(113.8)	(227.5)

Foreign exchange adjustment	(0.1)	—	—	0.2

Net decrease in cash and cash equivalents	(24.5)	(131.4)	(19.7)	(12.6)

Movement in cash and cash equivalents
At beginning of period	39.2	350.4	34.4	231.6
Net decrease in cash and cash equivalents	(24.5)	(131.4)	(19.7)	(12.6)

As reported on balance sheet (net of bank overdrafts)	14.7	219.0	14.7	219.0

At end of period, comprising
Cash at bank and in hand	3.4	8.2	3.4	8.2
Short-term deposits with original maturity of less than 3 months	11.6	211.1	11.6	211.1
Bank overdrafts	(0.3)	(0.3)	(0.3)	(0.3)

	14.7	219.0	14.7	219.0

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Holdings Limited and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on August 4, 2006.

2. Principal accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS as adopted by the EU. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

The unaudited Group results for the three months ended June 30, 2006 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F1-F54 of the Consolidated Financial Statements for the year to December 31, 2005 as filed with the SEC on Form 20-F on April 28, 2006.

The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, save as disclosed in note 7. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended 30 June 2006 are not necessarily indicative of the results that may be expected for the year ending 31 December, 2006. The consolidated balance sheet as at 31 December 2005, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

As noted above, the Group has additionally amended its accounting treatment for lease payments to show these on a straight-line basis rather than as incurred. The income statement for the three months ended June 30, 2006 therefore includes a non-recurring and non-cash charge of US$2.7 million to reflect the costs of this change for the full year 2005 and the three months ended March 31, 2006. This amount is however not considered material for restatement of 2005 figures.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ in the three and six months ended June 30, 2006 principally comprises income from the provision of conference facilities and leasing surplus office space to external organizations.

‘Other’ in the three and six months ended June 30, 2005 principally comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005 in addition to income from the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format – business segments

	Three months ended June 30, 2006 (unaudited)				Three months ended June 30, 2005 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Elimination	Total
	(US$ in millions)
Revenue	122.7	1.5	—	124.2	120.0	6.2	—	—	126.2

Segment result (operating profit)	44.7	1.7	—	46.4	61.6	1.5	—	—	63.1

Net interest charged to the income statement	—	—	(20.6)	(20.6)	—	—	(32.4)	—	(32.4)

Profit before income tax				25.8					30.7

Income tax expense				(9.2)					(10.8)

Profit for the year				16.6					19.9

Segment assets	1,983.0	—	15.0	1,998.0	1,892.6	15.4	220.1	(4.3)	2,123.8
Segment liabilities	(214.2)	—	(1,103.5)	(1,317.7)	(170.3)	(4.5)	(1,261.8)	—	(1,436.6)
Capital expenditure	(14.5)	—	—	(14.5)	(70.1)	—	—	—	(70.1)
Depreciation	(30.3)	—	—	(30.3)	(15.9)	(0.2)	—	—	(16.1)
Amortization of intangible assets	(5.7)	—	—	(5.7)	(9.1)	—	—	—	(9.1)

	Six months ended June 30, 2006 (unaudited)				Six months ended June 30, 2005 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Elimination	Total
	(US$ in millions)
Revenue	243.1	2.8	—	245.9	241.5	12.1	—	—	253.6

Segment result (operating profit)	86.3	1.3	—	87.6	120.3	1.2	—	—	121.5

Net interest charged to the income statement	—	—	(40.0)	(40.0)	—	—	(56.6)	—	(56.6)

Profit before income tax				47.6					64.9

Income tax expense				(16.2)					(22.4)

Profit for the year				31.4					42.5

Segment assets	1,983.0	—	15.0	1,998.0	1,892.6	15.4	220.1	(4.3)	2,123.8
Segment liabilities	(214.2)	—	(1,103.5)	(1,317.7)	(170.3)	(4.5)	(1,261.8)	—	(1,436.6)
Capital expenditure	(46.8)	—	—	(46.8)	(140.8)	—	—	—	(140.8)
Depreciation	(65.2)	—	—	(65.2)	(37.1)	(0.5)	—	—	(37.6)
Amortization of intangible assets	(10.1)	—	—	(10.1)	(12.1)	—	—	—	(12.1)

4. Net interest payable

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Interest on Senior Notes and Senior Credit Facilities	(10.3)	(20.1)	(19.9)	(39.3)
Accretion of discount on the Senior Discount Notes	(8.9)	(8.0)	(17.5)	(15.8)
Pension and post retirement liability finance costs	(3.4)	—	(3.4)	—
Unwinding of discount on deferred satellite liabilities	(1.0)	(0.5)	(2.0)	(1.1)
Amortization of debt issue costs	(0.8)	(4.5)	(1.5)	(6.5)
Interest and facility fees payable on bank loans, overdrafts and finance leases	0.3	(0.2)	(0.2)	(0.6)
Previous Senior Credit Facility deferred debt issue costs written off	—	(19.9)	—	(19.9)
Accretion of discount on the principal of the Subordinated Preference Certificates	—	(9.1)	—	(19.6)
Interest rate swap	—	(0.2)	—	(1.4)
Other interest	—	—	—	(0.2)

Total interest payable and similar charges	(24.1)	(62.5)	(44.5)	(104.4)

Interest rate swap	0.7	—	1.2	—
Bank interest receivable and other interest	2.8	2.7	3.3	5.1
Currency revaluation of Subordinated Preference Certificates	—	24.0	—	39.3
Realized gain on amendment to interest rate swap	—	3.4	—	3.4

Total interest receivable and similar income	3.5	30.1	4.5	47.8

Net interest payable	(20.6)	(32.4)	(40.0)	(56.6)

5. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at June 30, 2006			As at December 31, 2005
	Amount	Deferred finance costs	Net balance	Amount	Deferred finance cost	Net balance
	(US$ in millions)
New Senior Credit Facility	250.0	(2.0)	248.0	250.0	(2.3)	247.7
Senior Discount Notes, 10.375%	349.5	(8.4)	341.1	332.2	(8.7)	323.5
– Accretion of discount on the principal	4.6	—	4.6	4.4	—	4.4
Senior Notes	256.8	(9.7)	247.1	300.4	(10.6)	289.8
Premium on Senior Notes	1.2	—	1.2	1.3	—	1.3
Deferred satellite payments	64.8	—	64.8	52.6	—	52.6
Bank overdrafts	0.3	—	0.3	0.9	—	0.9

Total Borrowings	927.2	(20.1)	907.1	941.8	(21.6)	920.2

6. Reconciliation of profit previously reported under UK GAAP to IFRS for the three and six months ended June 30, 2005

Reconciliation of profit under UK GAAP to IFRS for the three and six months ended June 30, 2005:

	Three months ended June 30, 2005
	UK GAAP	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	126.2	—		126.2
Employee benefits costs	(22.5)	—		(22.5)
Network and satellite operations costs	(9.4)	—		(9.4)
Other operating costs	(13.1)	—	(a)	(13.1)
Work performed by the Group and capitalized	7.1	—		7.1
Depreciation and amortization	(30.4)	5.2	(b)	(25.2)

Operating profit	57.9	5.2		63.1
Interest receivable	30.1	—		30.1
Interest payable and similar charges	(62.5)	—		(62.5)

Net interest payable	(32.4)	—		(32.4)

Profit before income tax	25.5	5.2		30.7
Income tax expense	(11.6)	0.8	(a),(c)	(10.8)

Profit for the year	13.9	6.0		19.9

	Six months ended June 30, 2005
	UK GAAP	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	253.6	—		253.6
Employee benefits costs	(44.4)	—		(44.4)
Network and satellite operations costs	(24.0)	—		(24.0)
Other operating costs	(27.0)	(1.0	)(a)	(28.0)
Work performed by the Group and capitalized	14.0	—		14.0
Depreciation and amortization	(59.9)	10.2	(b)	(49.7)

Operating profit	112.3	9.2		121.5
Interest receivable	47.8	—		47.8
Interest payable and similar charges	(104.4)	—		(104.4)

Net interest payable	(56.6)	—		(56.6)

Profit before income tax	55.7	9.2		64.9
Income tax expense	(24.4)	2.0	(a),(c)	(22.4)

Profit for the year	31.3	11.2		42.5

(a)	Foreign currency translation

In applying IAS 39, ‘Financial Instruments: Recognition and Measurement’ the Group is required to recognize on the balance sheet all cash flow and fair value hedges previously not recognized under UK GAAP. The movements in fair value of ineffective hedges are taken through the income statement.

(b)	Intangible assets

In adopting IAS 38, ‘Intangible assets’ the Group does not amortize goodwill, instead it is subject to an annual impairment review. Under UK GAAP goodwill is amortized over 20 years.

(c)	Deferred income tax

The scope of IAS 12, ‘Income taxes’ is wider than the corresponding UK GAAP standard, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP. As a result, the Group’s IFRS opening Balance Sheet at January 1, 2004 included additional deferred tax liabilities in respect of differences between the carrying value and tax written down value of the Group’s assets. These are being unwound over six years, being the estimated average remaining useful life of these assets at that time.

7. Summary of differences between IFRS and United States GAAP

The condensed consolidated financial statements have been prepared in accordance with accounting principles under IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the condensed consolidated financial statements, as well as different disclosures required by US GAAP. Further details on these differences between IFRS and US GAAP are set forth in Note 34 of our consolidated financial statements for the year ended December 31, 2005 as filed with the SEC on Form 20-F.

The following table contains a summary of the material adjustments to profit for the financial year/period between IFRS and US GAAP:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(US$ in millions)
Profit for the financial year as reported under IFRS	16.6	19.9	31.4	42.5
US GAAP adjustments:
Pension plans	1.0	(0.8)	1.1	(0.5)
Financial instruments	0.2	3.6	0.4	4.2
Deferred taxation	(4.7)	(7.1)	(9.9)	(14.2)
Facility fees	(2.4)	2.1	(2.5)	2.1
Development costs	(2.0)	(1.0)	(1.2)	(2.6)
Amortization on development costs	0.3	0.3	0.6	0.6
Depreciation on tangible fixed assets	(0.4)	(0.3)	(0.7)	(0.6)
UK National Insurance on stock options	0.2	—	0.5	—
Capitalized interest	6.2	17.9	14.9	37.9
Deferred income on sale of tangible assets	3.4	0.4	3.5	0.8
Amortization of network and satellite costs	0.2	—	0.3	—
Amortization of other intangibles	(0.3)	(0.3)	(0.7)	(0.7)

Total US GAAP adjustments	1.7	14.8	6.3	27.0

Net income under US GAAP	18.3	34.7	37.7	69.5

The following table contains a summary of the material adjustments to shareholders’ funds between IFRS and US GAAP:

	As at June 30, 2006	As at December 31, 2005
	(US$ in millions)
Total shareholders’ funds as reported under IFRS	680.3	682.8
US GAAP adjustments:
Pension plans	16.6	15.8
Deferred taxation	(78.5)	(60.6)
Facility fees	—	2.5
Development costs	(61.7)	(61.1)
Tangible assets	4.0	4.7
Goodwill	(155.2)	(155.2)
UK National Insurance on stock options	2.8	2.2
Network and satellite costs	(8.1)	(8.4)
Deferred income on sale of tangible assets	(53.9)	(57.3)
Capitalized interest	157.4	142.5
Intangibles	72.5	73.3

Total US GAAP adjustments	(104.1)	(101.6)

Shareholders’ equity under US GAAP	576.2	581.2

Facility fees

During the three months ended June 30, 2006, the Group has amended its accounting treatment of facility fees under IFRS to bring this into line with that of US GAAP. Accordingly there will be no further adjustment to profit or to shareholders’ equity in relation to this item for periods beginning after June 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: August 4, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: August 4, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer